UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G/A


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           (AMENDMENT NO.____4___)*


                             Republic Resources Inc.
   ---------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
   ---------------------------------------------------------------------------
                        (Title of Class of Securities)


                                 76074P-10-5
            --------------------------------------------------------
                                (CUSIP Number)


                              DECEMBER 31, 2005
   ---------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [X]       Rule 13d-1(b)
   [ ]       Rule 13d-1(c)
   [ ]       Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -----------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     MetLife, Inc.    IRS NO. 13-4075851
- -----------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                       (a)  [ ]
                                                                       (b)  [ ]
- -----------------------------------------------------------------------------
 (3) SEC USE ONLY

- -----------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION               a Delaware Corporation

- -----------------------------------------------------------------------------
      NUMBER OF            (5) SOLE VOTING POWER                              0

        SHARES
                           ----------------------------------------------------
     BENEFICIALLY          (6) SHARED VOTING POWER                     995,893*

       OWNED BY
                           ----------------------------------------------------
         EACH              (7) SOLE DISPOSITIVE POWER                         0

       REPORTING
                           ----------------------------------------------------
        PERSON             (8) SHARED DISPOSITIVE POWER                995,893*

         WITH:
- -----------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      995,893*

- -----------------------------------------------------------------------------
 (10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

- -----------------------------------------------------------------------------
 (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   5.18%

- -----------------------------------------------------------------------------
 (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                            HC

- -----------------------------------------------------------------------------
*All shares were acquired for the benefit of separate account customers of the Reporting Person by State Street Research & Management Company, Inc.("SSR&M"). On January 31, 2005, Metropolitan Life Insurance Company ("MLIC") sold SSRM Holdings, Inc. ("SSRM"), the parent company of SSR&M to BlackRock Financial Management, Inc. ("BlackRock"), an Investment Adviser registered under section 203 of the Investment Advisers Act. Pursuant to an Investment Management Agreement between BlackRock and MLIC, BlackRock acts as Manager for certain separate accounts of MLIC, including the separate account which holds the securities which are the subject of this filing and manages the assets of the separate account pursuant to guidelines provided by MLIC.


- -----------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Metropolitan Life Insurance Company    IRS NO. 13-5581829
- -----------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                       (a)  [ ]
                                                                       (b)  [ ]
- -----------------------------------------------------------------------------
 (3) SEC USE ONLY

- -----------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION
	A New York stock life insurance company
- -----------------------------------------------------------------------------
       NUMBER OF           (5) SOLE VOTING POWER                              0

        SHARES
                           ----------------------------------------------------
     BENEFICIALLY          (6) SHARED VOTING POWER                     995,893*

       OWNED BY
                           ----------------------------------------------------
        EACH               (7) SOLE DISPOSITIVE POWER                         0

      REPORTING
                           ----------------------------------------------------
       PERSON              (8) SHARED DISPOSITIVE POWER                995,893*

        WITH:
- -----------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      995,893*

- -----------------------------------------------------------------------------
 (10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

- -----------------------------------------------------------------------------
 (11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                   5.18%

- -----------------------------------------------------------------------------
 (12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                            IC

- -----------------------------------------------------------------------------
*All shares were acquired for the benefit of separate account customers of the Reporting Person by State Street Research & Management Company, Inc.("SSR&M"). On January 31, 2005, Metropolitan Life Insurance Company ("MLIC") sold SSRM Holdings, Inc. ("SSRM"), the parent company of SSR&M to BlackRock Financial Management, Inc. ("BlackRock"), an Investment Adviser registered under section 203 of the Investment Advisers Act. Pursuant to an Investment Management Agreement between BlackRock and MLIC, BlackRock acts as Manager for certain separate accounts of MLIC, including the separate account which holds the securities which are the subject of this filing and manages the assets of the separate account pursuant to guidelines provided by MLIC.

Item 1(a).   Name of Issuer:

             Republic Resources Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             743 Horizon Court, Suite 383
             Grand Junction, CO 81506

Item 2(a).   Name of Person Filing:

             MetLife, Inc.
             By: Gwenn L. Carr, Senior Vice-President and Secretary

             Metropolitan Life Insurance Company
             By: Nick Manna, Assistant Vice-President

Item 2(b).   Address of Principal Office or, if none, Residence:

             The address of the principal office:

                  MetLife, Inc.
                  200 Park Avenue
                  New York, NY  10166-0188

             The address of the principal office:

                  Metropolitan Life Insurance Company
                  200 Park Avenue
                  New York, NY  10166-0188

Item 2(c).   Citizenship or Place of Organization:

             MetLife Inc.
             A Delaware Corporation

             Metropolitan Life Insurance Company
             A New York Stock Life Insurance Company

Item 2(d).   Title of Class of Securities:

             Common Stock

Item 2(e).   CUSIP Number:

             76074P-10-5

Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

             (a)  [ ] Broker or dealer registered under Section 15 of the
                      Act (15 U.S.C. 78o);

             (b)  [ ] Bank as defined in Section 3(a)(6) of the Act
                      (15 U.S.C. 78c);

             (c)  [X] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

             (d)  [ ] Investment company registered under Section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8);

             (e)  [ ] Investment adviser in accordance with Section
                      240.13d-1(b)(1)(ii)(E);

             (f)  [ ] Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

             (g)  [X] Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

             (h)  [ ] Savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);

             (i)  [ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

             (j)  [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership. (as of July 1, 2005)

          (a)  Amount beneficially owned: See item 9 of cover pages

          (b)  Percent of class: See item 11 of cover pages

          (c)  Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote:

                  (ii)  Shared power to vote or to direct the vote:

                  (iii) Sole power to dispose or to direct the disposition of:

                  (iv)  Shared power to dispose or to direct the disposition of:

                   See Items 5-8 of cover pages

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          See Exhibit 2

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.   Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                          EXHIBIT INDEX TO SCHEDULE 13G
                          -----------------------------

EXHIBIT 1    Agreement as to Joint Filing of Schedule 13G
EXHIBIT 2    Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent's Holding Company


                                    EXHIBIT 1
                                    ---------
                  Agreement as to Joint Filing of Schedule 13G

In accordance with Rule 13d-1(k)(1) of Regulation 13D-G of the Securities Exchange Act of 1934, the persons or entities below agree to the joint filing on behalf of each of them of the Statement on Schedule 13G (Including any and all amendments thereto) with respect to the Common Stock of Republic Resources Inc., and agree that such statement is, and any amendments thereto filed by any of them will be, filed on behalf of each of them, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

                                    EXHIBIT 2
                                    ---------
                     Identification and Classification of the
                          Subsidiary which Acquired the
                         Security Being Reported on by the
                            Parent's Holding Company

MetLife, Inc. is a parent holding company that is filing this statement pursuant to Rule 13d-1(b)(1)(ii)(G). On April 7, 2000, Metropolitan Life Insurance Company ("MLIC"), the relevant subsidiary, became a wholly-owned subsidiary of MetLife, Inc. MLIC is an insurance company as defined in
Section 3(a)(19) of the Act (15 U.S.C. 78c).


SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

In evidence thereof the undersigned hereby execute this Agreement this 14th day of February, 2006.

Date: February 14, 2006

                              MetLife, Inc.
                              By: /s/ Gwenn L. Carr
                                  ---------------------------------
                                  Name: Gwenn L. Carr
                                  Title: Senior Vice-President and Secretary


                              Metropolitan Life Insurance Company
                              By: /s/ Nick Manna
                                  ---------------------------------
                                  Name: Nick Manna
                                  Title: Assistant Vice-President and Secretary